,
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14F-1
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INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 1-08397

CHINA SXAN BIOTECH, INC.
(Exact name of registrant as specified in its charter)

Nevada	95-4755369
(State of Other Jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

49 Fuxingmennei Street, Suite 310, Beijing, P.R. China 100031
(Address of principal executive offices) (Zip Code)

(212) 232-0120
(Registrant's telephone number, including area code)

RULE 14F-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934

CHINA SXAN BIOTECH, INC.
49 Fuxingmennei Street, Suite 310
Beijing, P.R. China 100031

This report is furnished by the Board of Directors of China SXAN Biotech, Inc., a Nevada corporation (“China SXAN Biotech” or the “Company”), to the holders of its common stock, $.001 par value.

On January 15, 2010 China SXAN Biotech acquired the outstanding capital stock of SNX Organic Fertilizers, Inc., a Delaware corporation.  SNX Organic is a holding company that owns all of the registered capital of Beijing Shennongxing Technology Co., Ltd., a corporation organized under the laws of The People’s Republic of China.  Beijing Shennongxing Technology is engaged in the business of manufacturing and marketing organic fertilizer in China.  In exchange for the capital stock of SNX Organic Fertilizers, China SXAN Biotech issued to the shareholders of SNX Organic Fertilizers 40,000,000 shares of common stock and 3,600 shares of Series C Preferred Stock, which are convertible into 360,000,000 shares of common stock.  As a result, the prior shareholders of SNX Organic Fertilizers now own 95.3% of the common stock of China SXAN Biotech on a fully-diluted basis.

On the same date, in connection with the acquisition of SNX Organic Fertilizers, the Board of Directors of China SXAN Biotech elected Chen Yu to serve as a member of the Board of Directors and to serve as the Chief Executive Officer and Chief Financial Officer of China SXAN Biotech.  Feng Zhenxing and Feng Guowu, the two other members of the Board of Directors, then submitted their resignations from the Board of Directors, which will be effective ten days after this Report is mailed to the shareholders of record of China SXAN Biotech.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of China SXAN Biotech on or about January 22, 2010.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the acquisition of SNX Organic Fertilizers, there were 59,542,572 shares of China SXAN Biotech common stock issued and outstanding.  In addition, there are 153,442 shares of Series A Non-Voting Preferred Stock, each of which may be converted into one share of common stock.  There are also 3,600 shares of Series C Convertible Preferred Stock issued and outstanding, which can in total be converted into 360,000,000 common shares.  Therefore, the total outstanding common stock on a fully-diluted basis is 419,696,014 shares.  The holders of the Series C Preferred Stock have no voting power.

The following table sets forth information known to us with respect to the beneficial ownership of our common stock (assuming conversion of the Series A and the Series C Convertible Preferred Stock) by the following:

•	each shareholder who beneficially owns more than 5% of our common stock (on a fully-diluted basis);

•	Chen Yu, our Chief Executive Officer

•	each of the members of the Board of Directors; and

•	all of our officers and directors as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percentage of Class
Chen Yu	20,000,000	4.8%
Feng Zhenxing(3)	14,400,000	3.4%
Feng Guowu(3)	800,000	0.2%
All directors and officers as a group (3 persons)	35,200,000	8.4%
Huakang Zhou 18 Quail Run Warren, NJ 07075	89,500,000(4)	21.3%
Ying Wang	80,000,000	19.1%
Yuting Yan	25,000,000	6.0%
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(1) Except as otherwise noted, the address of each shareholder is c/o Beijing Shennongxing Technology Co., Ltd., 49 Fuxingmennei Street, Suite 310, Beijing, P.R. China 100031
(2)           Except as otherwise noted, all shares are owned of record and beneficially.
(3)	The address for Messrs Feng and Feng is Three-Kilometer Spot Along the Hayi Highway, Tieli City, Heilongjiang Province, P.R. China
(4)	Includes 40,000,000 shares owned by Warner Technology & Investment, Inc., which is controlled by Mr. Zhou.

NEW MEMBER OF THE BOARD OF DIRECTORS

Upon the closing of the acquisition of SNX Organic Fertilizers, the election to the Board of Chen Yu became effective.  When the resignations of Feng Zhenxing and Feng Guowu become effective, ten days after this Report is mailed to the shareholders of record, Chen Yu will be the sole member of the Board of Directors.  Information regarding the new director follows:

                Chen Yu is an entrepreneur with nearly 20 years of experience in business management and operation.  Since June 2009, Mrs. Chen has served as the Chairman, CEO and CFO of Beijing Shennongxing Technology Co., Ltd.  Mrs. Chen started her business career as a manager at Hongkong Rongchang Trading Company from 1989 to 1994. From 1994 to 1996, Mrs. Chen was employed as vice president of Liaoning Zhongxing Group in Shanghai. From 1996 to 2006, Mrs. Chen was employed by American Mu’s Investment Group.  From 2006 until she joined Beijing Shennongxing, Mrs. Chen was one of directors and Chief Operations Officer of Shanghai William Jewelry Company. Mrs. Chen studied at the Shanghai Dance Schoolfrom 1982 to 1989, majoring in Ballet.  From 1994 to 1989, she attended the Shanghai University of Finance and Economics, studying corporate management.  During 1997 to 2000, Mrs. Chen studied Gemology in the United States, at the California Gemological Institute majoring in Gemologist.  Ms. Yu is 41 years old.

Code of Ethics

China SXAN Biotech does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

Compensation, Nominating and Audit Committee

The Board of Directors does not have an audit committee, a compensation committee or a nominating committee, due to the small size of the Board.  The Board also does not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

Legal Proceedings

There is no litigation or other legal proceeding in which Chen Yu is a party adverse to China SXAN Biotech or has an interest adverse to China SXAN Biotech.

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who were the officers and directors of China SXAN Biotech prior to the acquisition of SNX Organic Fertilizers:

Name	Age	Position(s)	Director Since
Feng Zhenxing	57	Chairman, Chief Executive Officer, Chief Financial Officer	2007
Feng Guowu	48	Director, Secretary	2007

All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify.  Officers serve at the pleasure of the Board of Directors.

Feng ZhenXing has been employed as General Manager of Tieli XiaoXingAnling, a subsidiary of China SXAN Biotech, since 2001.  Mr. Feng has been engaged throughout his career in developing breeding techniques for forest frogs.  He is currently a member of the Frog Professional Committee of the China Wildlife Protection Association.  In 1982 Mr. Feng received an Associate’s Degree in Water Affairs from the Heilongjiang Provincial Water Affairs College.

Feng GuoWu has been employed since 2006 as Chairman and President of XiaoXingAnling Biotech Co., Ltd., which is engaged in breeding forest frogs and processing frog-based products.  From 2003 to 2006 Mr. Feng was Chairman and President of Yili City XiaoXingAnling, which also specializes in breeding forest frogs and processing their products.  During this same period, 2003 to the present, Mr. Feng has also served as Chairman of Jiamusi Pig Breeding Co., Ltd., which is engaged in developing pig breeding technologies.  From 2000 to 2003 Mr. Feng was the Director-General of the Jiamusi City Unemployment Insurance Bureau, an agency of the municipal government.  For the past four years Mr. Feng has served as Vice Chairman of the Heilongjiang Province Labor Association, a quasi-governmental organization involved in labor coordination.  In 1974 Mr. Feng was awarded and Associates Degree in Aviation by the No. 7 Aviation Institute of the People’s Liberation Army Air Force.

Board Meetings and Committees

The Board of Directors has no committees. During the fiscal year ended June 30, 2009, the Board of Directors held no meetings.

Executive Compensation and Compensation of Directors

               The table below itemizes the compensation paid to Feng Zhen Xing and Feng Guo Wu by Tieli XiaoXingAnling for services during the past three fiscal years.  There was no officer of China SXAN Biotech or Tieli XiaoXingAnling whose salary and bonus for services rendered during the year ended June 30, 2009 exceeded $100,000.

	Year	Salary	Bonus	Stock Awards	Option Awards	Other Compensation
Feng Zhenxing	2009	$12,820
	2008	$12,820
	2007	$12,820

	Year	Salary	Bonus	Stock Awards	Option Awards	Other Compensation
Feng Guowu	2009	$12,820
	2008	$12,820
	2007	$12,820

China SXAN Biotech does not compensate the members of its Board of Directors for service on the Board.

Certain Relationships and Related Transactions

Neither Feng Zhenxing nor Feng Guowu has engaged in any transaction with China SXAN Biotech or its subsidiaries during the past fiscal year or the current fiscal year that had a transaction value in excess of $60,000.

January 22, 2010	By Order of the Board of Directors:
                                                                        Chen Yu, Chairman